UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

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Commission File Number: 001-37922

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ZTO Express (Cayman) Inc.

Building One, No. 1685 Huazhi Road

Qingpu District

Shanghai, 201708

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

We made an announcement dated April 14, 2023 with The Stock Exchange of Hong Kong Limited in relation to the results of the extraordinary general meeting of shareholders held on April 14, 2023. For details, please refer to exhibit 99.2 to this current report on Form 6-K.

Exhibit Index

Exhibit 99.1 – Press Release – ZTO Express (Cayman) Inc. Announces Results of Extraordinary General Meeting

Exhibit 99.2 – Announcement – Results of the Extraordinary General Meeting of Shareholders Held on April 14, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZTO Express (Cayman) Inc.

By	:	/s/ Huiping Yan
Name	:	Huiping Yan
Title	:	Chief Financial Officer

Date: April 14, 2023

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